United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 333-159793

Telesat Canada

(Exact name of registrant as specified in its charter)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Exhibits

The information below is furnished to the U.S. Securities and Exchange Commission as part of this report of foreign issuer on Form 6-K.  In addition, the exhibit below shall be deemed to be incorporated by reference in Telesat Canada’s Offer to Purchase and Consent Solicitation Statement dated April 30, 2012.

Exhibit No.	Description
99.1	Press release of Telesat Canada, dated May 29, 2012, announcing the completion of its tender offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA
(Registrant)

May 29, 2012                                                              By:  /s/Christopher S. DiFrancesco

Name: Christopher S. DiFrancesco

Title:    Vice President, General Counsel and Secretary